UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__ )*

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Yubo International Biotech Limited
(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

988366100

(CUSIP Number)

November 9, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 988366100

1	NAMES OF REPORTING PERSONS Cheung Ho Shun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,121,458(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,121,458(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,121,458 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Represents (i) 1,755,000 shares of Class A Common Stock held directly by Mr. Cheung Ho Shun, and (ii) 5,366,458 shares of Class A Common Stock held directly by World Precision Medicine Technology Limited, a company organized under the laws of British Virgin Islands (“World Precision”), which is managed and controlled by Mr. Cheung Ho Shun. Mr. Cheung Ho Shun is the President of World Precision, and as such, Mr. Cheung Ho Shun is deemed to have sole voting and investment power over such shares held directly by World Precision.

(2)

This percentage is based on 119,816,343 shares of Class A Common Stock issued and outstanding, consisting of (i) 118,177,885 shares of Class A Common Stock issued and outstanding as of July 29, 2022, as disclosed in the Issuer’s Prospectus (File No. 333-255805), filed with the U.S. Securities and Exchange Committee (the “SEC”), pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, on August 1, 2022; and (ii) 1,638,458 shares of Class A Common Stock newly-issued and sold in a registered offering, as disclosed in the Issuer’s Current Report on Form 8-K, which was filed with the SEC on September 9, 2022.

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SCHEDULE 13G

Item 1.

(a)	Name of Issuer:
Yubo International Biotech Limited

(b)	Address of Issuer’s principal executive offices:
Room 105, Building 5, 31 Xishiku Avenue
Xicheng District, Beijing, China

Item 2.

(a)	Name of person filing:
This Schedule 13G is being filed by Mr. Cheung Ho Shun, as an individual (the “Reporting Person”).

Mr. Cheung Ho Shun directly holds 1,755,000 shares of Class A Common Stock, par value $0.001 per share, of the Issuer. World Precision Medicine Technology Limited, a company organized under the laws of British Virgin Islands (“World Precision”), which is managed and controlled by Mr. Cheung Ho Shun, directly holds 5,366,458 shares of Class A Common Stock. Mr. Cheung Ho Shun is the President of World Precision, and as such, Mr. Cheung Ho Shun is deemed to have the sole voting and investment power over such shares directly held by World Precision.

(b)	Address or principal business office or, if none, residence:
The address of the principal business office of Mr. Cheung Ho Shun is G/f & 1/F 212, Wang Chau Village Extension Area, Ping Shan Yuan Long NT, Hong Kong.

(c)	Citizenship:
Mr. Cheung Ho Shun is a citizen of Hong Kong.

(d)	Title of class of securities:
Class A Common Stock, par value $0.001 per share

(e)	CUSIP No.:
988366100

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J); or

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________.

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Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:		7,121,458
(b)	Percent of class:		5.9%
(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	7,121,458
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	7,121,458
	(iv)	Shared power to dispose or to direct the disposition of:	0

The percent of class is based on 119,816,343 shares of Class A Common Stock issued and outstanding, consisting of (i) 118,177,885 shares of Class A Common Stock issued and outstanding as of July 29, 2022, as disclosed in the Issuer’s Prospectus (File No. 333-255805), filed with the SEC, pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, on August 1, 2022; and (ii) 1,638,458 shares of Class A Common Stock newly-issued and sold in a registered offering, as disclosed in the Issuer’s Current Report on Form 8-K, which was filed with the SEC on September 9, 2022. The above-referenced 119,816,343 shares of Class A Common Stock do not include any shares of Class B Common Stock of the Issuer issued and outstanding as of the date hereof.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below the undersigned certify that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

_____________________________________

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Signatures

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2022	/s/ Cheung Ho Shun
Cheung Ho Shun

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